

Mail Stop 7010

August 11, 2006

Glenn H. Epstein
Chairman of the Board and Chief Executive Officer
Intermagnetics General Corp.
450 Old Niskayuna Road
Latham, New York 12110

Re: Intermagnetics General Corp.
            Schedule 14A
            Filed July 31, 2006
            File No. 1-11344

Dear Mr. Epstein:

        We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Stockholders and Notice of Special Meeting of Stockholders

1. We partially reissue comment 4 of our July 25, 2006 letter. Please disclose in the letter to stockholders that board members may have financial interests in the merger different from or in addition to the interests of Stockholders of Intermagnetics.

Background of the Merger, page 11

2. We note your response to comment 7 of our July 25, 2006 letter. However, please disclose whether Mr. Epstein ever proposed another price.

Opinion of Our Financial Advisor, page 16

3. We note your response to prior comment 17. Please tell us whether Bank of America identified any companies or transactions meeting the selection criteria that were not used in the analysis.

4. We reissue comment 19 of our July 25, 2006 letter. Your supplemental response indicates that you have had a relationship with Bank of America in the past two years. This should be disclosed despite the fact that the potential acquisition was never completed.

Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris
Edwards, Special Counsel, at (202) 551-3742 with any questions.

Sincerely,

Assistant Director
Pamela A. Long

CC: Matt Levine, Esq.
       (212) 403-2000